SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 26, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

STOCK EXCHANGE RELEASE

February 26, 2015

Notification under Chapter 9, Section 10 of the Finnish Securities Market Act: holdings of Dodge & Cox in Nokia Corporation exceeded 5%

Nokia Corporation
Stock Exchange Release
February 26, 2015 at 10:00 (CET +1)

Notification under Chapter 9, Section 10 of the Finnish Securities Market Act: holdings of Dodge & Cox in Nokia Corporation exceeded 5%

Espoo, Finland - According to information received by Nokia Corporation, the holdings of Dodge & Cox in Nokia have exceeded 5% of the total number of shares and voting rights of Nokia.

On February 25, 2015, the holdings of Dodge and Cox in Nokia, comprising of both ordinary shares and ADRs, amounted to a total of 184 510 814 shares, corresponding to approximately 5.02% of the total number of shares and voting rights of Nokia.

Dodge and Cox is addressed at 555 California Street, 40th Floor, San Francisco, CA 94104, USA.

About Nokia
Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Enclosures:

Nokia stock exchange release dated February 26, 2015: Notification under Chapter 9, Section 10 of the Finnish Securities Market Act: holdings of Dodge & Cox in Nokia Corporation exceeded 5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal